UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Validus Holdings Ltd.
(Name of Issuer)
Common Stock, par value $0.175 per share
(Title of Class of Securities)
G9319H102
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Exhibit Index: Page 12

CUSIP No.	G9319H102	13G	Page	2	of	14	Pages

1.	NAME OF REPORTING PERSONS Vestar AIV Holdings A L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5.	SOLE VOTING POWER:

NUMBER OF		9,363,912.5

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,363,912.5

WITH	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,363,912.5

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.2%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G9319H102	13G	Page	3	of	14	Pages

1.	NAME OF REPORTING PERSONS Vestar AIV Employees Validus Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5.	SOLE VOTING POWER:

NUMBER OF		100,655.3

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		100,655.3

WITH	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	100,655.3

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	G9319H102	13G	Page	4	of	14	Pages

1.	NAME OF REPORTING PERSONS Vestar AIV Holdings B L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5.	SOLE VOTING POWER:

NUMBER OF		79,668.9

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		79,668.9

WITH	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	79,668.9

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G9319H102	13G	Page	5	of	14	Pages

1.	NAME OF REPORTING PERSONS Vestar AIV Associates L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5.	SOLE VOTING POWER:

NUMBER OF		9,443,581.4

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,443,581.4

WITH	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,443,581.4

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.3%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	G9319H102	13G	Page	6	of	14	Pages

1.	NAME OF REPORTING PERSONS Vestar AIV Managers Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5.	SOLE VOTING POWER:

NUMBER OF		9,544,236.7

SHARES	6.	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		9,544,236.7

WITH	8.	SHARED DISPOSITIVE POWER:

		0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	9,544,236.7

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	12.4%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page	7	of	14	Pages
Item 1(a). Name of Issuer:
Validus Holdings Ltd. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
The Issuer’s principal executive offices are located at 19 Par-La-Ville Road, Hamilton, Bermuda HM 11.
Item 2(a). Name of Person Filing:
This Schedule 13G is filed by:
(i)	Vestar AIV Holdings A L.P.;

(ii)	Vestar AIV Employees Validus Ltd.;

(iii)	Vestar AIV Holdings B L.P.;

(iv)	Vestar AIV Associates L.P.; and

(v)	Vestar AIV Managers Ltd. (collectively, the “Reporting Persons”).
The securities reported herein are held by Vestar AIV Employees Validus Ltd., Vestar AIV Holdings B L.P. and Vestar AIV Holdings A L.P., each of which is affiliated with or managed by Vestar Capital Partners. Vestar AIV Associates L.P. is the general partner of each of Vestar AIV Holdings A L.P. and Vestar AIV Holdings B L.P. Vestar AIV Managers Ltd. is the general partner of Vestar AIV Associates L.P. and the sole director of Vestar AIV Employees Validus Ltd. Sander M. Levy, who serves on the board of directors of the Issuer, is a managing director of Vestar Capital Partners.
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal office and business address of each of the Reporting Persons is c/o Vestar Capital Partners, 245 Park Avenue, 41st floor, New York, NY 10167.
Item 2(c). Citizenship:
Each of Vestar AIV Holdings A L.P., Vestar AIV Holdings B L.P., Vestar AIV Associates L.P., Vestar AIV Employees Validus Ltd. and Vestar AIV Managers Ltd. is organized under the laws of the Cayman Islands.
Item 2(d). Title of Class of Securities:
Common Stock, par value $0.175 per share (the “Shares”)
Item 2(e). CUSIP Number:
G9319H102

Page	8	of	14	Pages
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership.
(a)     Amount beneficially owned:
As of the date hereof, Vestar AIV Managers Ltd. may be deemed to beneficially own an aggregate of 9,544,236.7 Shares. This number consists of 8,409,470 Shares and warrants exercisable into 954,442.5 Shares held by Vestar AIV Holdings A L.P., 90,419 Shares and warrants exercisable into 10,236.3 Shares held by Vestar AIV Employees Validus Ltd. and 71,538 Shares and warrants exercisable into 8,130.9 Shares held by Vestar AIV Holdings B L.P.
As of the date hereof, Vestar AIV Associates L.P. may be deemed to be the beneficial owner of an aggregate of 9,443,581.4 Shares. This number consists of 8,409,470 Shares and warrants exercisable into 954,442.5 Shares held by Vestar AIV Holdings A L.P. and 71,538 Shares and warrants exercisable into 8,130.9 Shares held by Vestar AIV Holdings B L.P.
As of the date hereof, Vestar AIV Holdings A L.P. may be deemed to be the beneficial owner of an aggregate of 9,363,912.5 Shares. This number consists of 8,409,470 Shares and warrants exercisable into 954,442.5 Shares held by Vestar AIV Holdings A L.P.
As of the date hereof, Vestar AIV Employees Validus Ltd. may be deemed to be the beneficial owner of an aggregate of 100,655.3 Shares. This number consists of 90,419 Shares and warrants exercisable into 10,236.3 Shares held by Vestar AIV Employees Validus Ltd.
As of the date hereof, Vestar AIV Holdings B L.P. may be deemed to be the beneficial owner of an aggregate of 79,668.9 Shares. This number consists of 71,538 Shares and warrants exercisable into 8,130.9 Shares held by Vestar AIV Holdings B L.P.
(b)     Percent of class:
Based on the Issuer having 75,717,528 outstanding Shares (the number of Shares outstanding as of February 27, 2009 reported by the Issuer in its most recent Form 10-K), (i) Vestar AIV Holdings A L.P. may be deemed to be the beneficial owner of approximately 12.2% of the total number of Shares outstanding, (ii) Vestar AIV Employees Validus Ltd. may be deemed to be the beneficial owner of approximately 0.1% of the total number of Shares outstanding, (iii) Vestar AIV Holdings B L.P. may be deemed to be the beneficial owner of approximately 0.1% of the total number of Shares outstanding, (iv) Vestar AIV Associates L.P. may be deemed to be the beneficial owner of approximately 12.3% of the total number of Shares outstanding, and (v) Vestar AIV Managers Ltd. may be deemed to be the beneficial owner of approximately 12.4% of the total number of Shares outstanding.

Page	9	of	14	Pages
(c)     Number of shares as to which the reporting person has:

Vestar AIV Holdings A L.P.

(i)	Sole power to vote or to direct the vote:	9,363,912.5

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	9,363,912.5

(iv)	Shared power to dispose or to direct the disposition of:	0

Vestar AIV Employees Validus Ltd.

(i)	Sole power to vote or to direct the vote:	100,655.3

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	100,655.3

(iv)	Shared power to dispose or to direct the disposition of:	0

Vestar AIV Holdings B L.P.

(i)	Sole power to vote or to direct the vote:	79,668.9

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	79,668.9

(iv)	Shared power to dispose or to direct the disposition of:	0

Vestar AIV Associates L.P.

(i)	Sole power to vote or to direct the vote:	9,443,581.4

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	9,443,581.4

(iv)	Shared power to dispose or to direct the disposition of:	0

Vestar AIV Managers Ltd.

(i)	Sole power to vote or to direct the vote:	9,544,236.7

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	9,544,236.7

(iv)	Shared power to dispose or to direct the disposition of:	0
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
The investors in the funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the funds in accordance with their ownership interests in the funds.

Page	10	of	14	Pages
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certification.
Not applicable

Page	11	of	14	Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 23, 2009

VESTAR AIV HOLDINGS A L.P.
By:	Vestar AIV Associates L.P., its general partner
By:	Vestar AIV Managers Ltd., its general partner

By:	/s/ Sander M. Levy
	Name:	Sander M. Levy
	Title:	Director

VESTAR AIV EMPLOYEES VALIDUS LTD.
By:	Vestar AIV Managers Ltd., its sole director

By:	/s/ Sander M. Levy
	Name:	Sander M. Levy
	Title:	Director

VESTAR AIV HOLDINGS B L.P.
By:	Vestar AIV Associates L.P., its general partner
By:	Vestar AIV Managers Ltd., its general partner

By:	/s/ Sander M. Levy
	Name:	Sander M. Levy
	Title:	Director

VESTAR AIV ASSOCIATES L.P.
By:	Vestar AIV Managers Ltd., its general partner

By:	/s/ Sander M. Levy
	Name:	Sander M. Levy
	Title:	Director

VESTAR AIV MANAGERS LTD.

By:	/s/ Sander M. Levy
	Name:	Sander M. Levy
	Title:	Director

Page	12	of	14	Pages

EXHIBIT LIST

Page

Joint Filing Agreement, dated as of March 23, 2009	13